EXHIBIT 21

Subsidiaries.

THQ Inc.

Blue Tongue Entertainment Limited	Australia

Locomotive Games, Inc.	California

Minick USA Inc. (75% owned)	Delaware

Minick Holding AG (50% owned)	Switzerland

Rainbow Multimedia Group, Inc.	Arizona

THQ Asia Pacific Pty. Ltd.	Australia

THQ Canada Inc.	British Columbia
DBA Relic Entertainment

THQ Entertainment GmbH	Germany

THQ France S.a r.l.	France

T.HQ (Holdings) Limited	United Kingdom

THQ Interactive Entertainment Espana, S.L.	Spain

THQ International Operations Limited	United Kingdom

THQ Korea Ltd.	Korea

THQ Studio Australia Pty. Ltd.	Australia

THQ (UK) Limited	United Kingdom

THQ Wireless Inc.	Delaware

THQ Wireless Cayman Inc.	Cayman Islands

THQ Wireless International S.a r.l.	Luxembourg

THQ Wireless Singapore PTE LTD	Singapore

Volition, Inc.	Delaware